Total Revenue & Expenses at 6 months after 25 Bough Street Inc. begins generating revenue

The expectation is that social distancing requirements will be more relaxed by this time (which we anticipate to be in or near February 2023) and that the 25 Bough Street facility will meet many gaps and pent up demand in the marketplace.

Revenue

Multi-Purpose Functional Hall	$62,552
Heritage & Cultural Experience - Interactive Museum	$22,800
Coworking Rental Income	$8,230
Athletics Skills Facility	$310,000
Rental: Office Space	$4,960
Rental: Office Space	$4,960
Rental: Office Space	$4,960
Rental: Rentable Conference Room	$2,880
Rental: Retail Café	$9,120
Membership Revenue - 25 Bough/ Gym	$49,000
Total Revenue	$479,462.00

Operating Expenses

1st Level - Operations Manager	$42,000.00
2nd Level - Multi-Purpose Operations Manager	$40,000.00
2nd Level - Athletics Skills Faciltity Manager	$40,000.00
Management Fees	
Cleaning	$16,800.00
Utilities	$21,400.00

Repair/ maintenance	$21,500.00
Real Estate Taxes	$53,200.00
Legal Fees	$5,000.00
Environmental	
Marketing	$24,000.00
Insurance Expense	$17,100.00
Depreciation Expense	$39,365.33
Total Operating Expenses	$320,365.33
Net Operating Income	**$159,096.67**

This financial information constitutes forward-looking projections that are subject to significant risks and uncertainties. These projections are not guaranteed and investors are cautioned not to place undue reliance on them.